CALIFORNIA BANCORP

1300 Clay Street, Fifth Floor

Oakland, CA 94612

January 31, 2020

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	California BanCorp

Draft Registration Statement on Form 10

Submitted January 31, 2020

CIK 0001752036

Ladies and Gentlemen:

We are confidentially submitting our nonpublic draft registration statement on Form 10 with respect to our common stock.

As disclosed in the registration statement, we are submitting an Initial Listing Application to the Nasdaq Stock Market with respect to our common stock. We confirm that we will publicly file our registration statement and nonpublic draft submissions at least 15 days prior to the anticipated effective date of the registration statement.

Please direct all notices and communications with respect to this confidential submission to our counsel as follows:

Josh Dean, Esq.

Sheppard Mullin Richter & Hampton LLP

650 Town Center Drive, 10th Floor

Costa Mesa, CA 92626-1993

JDean@sheppardmullin.com

Direct: (714) 424-8292

Please contact me at (510) 457-3775 or tsa@bankcbc.com, or Mr. Dean if you have any questions regarding the foregoing.

Sincerely,

/s/ Thomas A. Sa
Thomas A. Sa
Senior Executive Vice President, Chief Financial Officer and Chief Operating Officer on behalf of
CALIFORNIA BANCORP

cc:	Josh Dean, Sheppard, Mullin, Richter & Hampton LLP